Exhibit 99.6

NORTHCORE TECHNOLOGIES INC.
Code of Business Conduct and Ethics

Adopted by the Board of Directors on March 23, 2007

This Code of Business Conduct and Ethics (the “Code”) has been unanimously adopted by the Board of Directors of Northcore Technologies Inc. (the “Company”) and prescribes the business and ethical standards of conduct of all directors, officers and employees of the Company. References in this Code to the Company means the Company or any of its subsidiaries.

PURPOSE OF CODE

The purpose of this Code is to promote the honest and ethical conduct of all directors, officers and employees of the Company, including: the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company; compliance with all applicable governmental rules and regulations; prompt internal reporting of violations of this Code; and accountability for adherence to this Code.

1.	BUSINESS AND ETHICAL STANDARDS OF CONDUCT

1.1	Conflict of Interest; Corporate Opportunity

Avoid situations in which your personal interests conflict, might conflict or might appear to conflict with the interests of the Company.

No director, officer or employee shall, directly or indirectly, engage or participate in, or authorize, any transactions or arrangements involving, or raising questions of, possible conflict, whether ethical or legal, between the interests of the Company and the personal interests of the director, officer or employee or his or her family. No director, officer or employee shall take for himself or herself personally any opportunity that arises through the use of corporate property, information or position or shall use corporate property, information or position for personal gain.

No director, officer or employee or any member of his or her family shall, directly or indirectly, acquire or hold any beneficial interest of any kind in any firm or entity that does, or in the recent past did, business with the Company, or in any firm or entity which is currently or prospectively competing in any manner with the Company. This prohibition shall not apply to the acquisition or holding of any security through a mutual fund or of any interest not in excess of 2% of any class of securities listed on a national securities exchange or traded in an established over-the-counter securities market. Activities and holdings that have the appearance of impropriety are also to be avoided.

For purposes of this policy, a family member of a director, officer or employee shall include a spouse, parents, stepparents, in-laws, siblings, children, stepchildren and any other person residing in the director’s, officer’s or employee’s residence.

No director, officer or employee or any member of his or her family shall, directly or indirectly, seek, accept or retain gifts or other personal or business favors from any vendor, supplier or customer of the Company or from any individual or organization seeking to do business with the Company. A personal benefit means any type of gift, gratuity, use of facilities, favor, entertainment, service, loan, fee or compensation or anything of monetary value. Specific exceptions to this prohibition will be made if there is no reasonable likelihood of improper influence in the performance of duties on the part of the director, officer or employee on behalf of the Company and if the personal benefit falls into one of the following categories:

•	normal business courtesies, such as meals, involving no more than ordinary amenities;

•	paid trips or guest accommodations in connection with proper Company business and with the prior approval of the Chief Executive Officer (the “CEO”);

•	fees or other compensation received from any organization in which membership or an official position is held only if approved by the CEO;

•	loans from financial institutions made in the ordinary course of their business on customary terms and at prevailing rates; or

•	gifts of nominal value (less than $200) during the holiday season.

No director, officer or employee or any member of his or her family may compete with the Company. No employee or any member of his or her family may serve as a director, officer, employee of or consultant to a competitor, vendor, supplier or other business partner of the Company without the prior written approval of the CEO.

No employee or any member of his or her family who directly or indirectly owns a financial interest in, or has an obligation to, a competitor, supplier, customer or other business partner of the Company, which interest or obligation is significant to such employee or family member may conduct business with such entity or person without the prior written approval of the CEO.

No employee or any member of his or her family may act as a broker, finder or other intermediary for his or her benefit or for the benefit of any third party in a transaction involving the Company without the prior written approval of the CEO.

Gifts or entertainment that have an aggregate value in any year in excess of $200 are generally considered to be excessive and shall not be accepted by the employee. This prohibition would also apply to common courtesies and hospitalities if their scale or nature would in any way appear to affect the impartiality of the employee or imply a conflict of interest. However, this prohibition is not meant to preclude an employee’s acceptance of business entertainment that is not intended to influence loyalty of the employee to the Company and, that is reasonable in nature, frequency and cost; for example, a lunch, dinner or occasional athletic, social or cultural event, or participation in corporate promotional events.

An employee should make every effort to refuse to accept, or to return, any gift or gifts from a supplier, customer or other business partner exceeding $200 in value. If the employee determines that the donor would be insulted or embarrassed if the gift is refused or returned, a conflict can nevertheless be avoided by promptly reporting the gift to the employee’s superior and delivering to the employee’s superior the gift or a check payable to the Company for the fair value of the gift (which the Company will donate to charity).

As a director, officer or employee of the Company, it is imperative that you avoid any investment, interest or association that interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in the Company’s best interest.

1.2	Confidential Information

Protect the confidentiality of undisclosed material information concerning the Company.

Undisclosed material information, also referred to as material non-public information is dealt with in the Company’s Disclosure and Insider Trading Policies. These terms refer to information that is not generally available to the investing public and which would reasonably have a significant effect on the share price or value of any of the securities of the Company. It would also include a decision by the Board of Directors or by senior management to implement a key program or change at the Company. The circulation of rumors, or “talk on the street”, even if inaccurate, is to be considered a breach of this Code.

Except where it is authorized or legally required, all directors, officers and employees must keep confidential, and not use for themselves or other persons including relatives or friends, all information concerning the Company or its business that is not generally available to the investing public.

Information is considered to be public if it has been disclosed in an annual report, annual information form, management information circular, press release or interim report. The obligation to keep certain information confidential applies both during appointment or employment with the Company, and after termination of appointment, or employment, including on retirement.

For more information you should refer to Northcore’s Disclosure and Insider Trading policies.

Protect the confidentiality of “undisclosed material information” about customers and others.

We also respect confidentiality of information regarding other companies. If you learn of confidential information about another company in the course of your position, you should protect it the same way that you would protect confidential information about the Company. Data protection and privacy laws that affect the collection, use and transfer of personal customer information are rapidly changing areas of law, and you should consult with your manager if you have any questions regarding appropriate uses of customer information.

Disclosure of confidential information can be harmful to the Company and could be the basis for legal action against the Company and or the employee, officer, or director responsible for the disclosure.

Much of the information, materials or assets we use in the course of our involvement with the Company are protected by copyright laws or subject to licensing requirements. For example, computer software, books, trade journals and magazines fall into this category. There may also be copyrights on other items such as presentations, slides, training materials, or work product of suppliers, consultants or others. It is illegal to reproduce, distribute or alter copyrighted material without proper authorization. We must also take care to avoid violating licensing agreements by installing or using software of other materials that are subject to such agreements.

1.3	Proper Accounting and Financial Integrity; Accurate Periodic Reports

All transactions must be executed only in accordance with management’s general or specific authorization. The Company’s books, records and accounts must reflect, accurately and fairly and within the Company’s regular system of accountability, all of the Company’s transactions and the acquisition and disposition of its assets. All transactions shall be accurately recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied and other applicable rules, regulations and criteria, and to insure full accountability for all assets and activities of the Company. Under no circumstances shall there be any unrecorded funds or assets of the Company, regardless of the purposes for which such fund or asset may have been intended, or any improper or inaccurate entry, knowingly made on the books and records of the Company. No payment on behalf of the Company shall be approved or made with the intention or understanding that any part of such payment is to be used for a purpose other than that described by the documents supporting the payment.

All employees must cooperate fully with the Company’s internal audit staff, independent auditors and counsel to enable them to discharge their responsibilities to the fullest extent.

We are required to provide, full, fair, accurate, timely and understandable disclosure in our periodic reports and documents that we file with, or submit to, the Ontario Securities Commission (the “OSC”) and other Canadian securities regulators, the United States Securities and Exchange Commission (“SEC”) and the Toronto Stock Exchange (“TSX”), as well as in other public communications made by the Company. All directors, officers and employees who are responsible for the preparation of the Company’s public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information are made honestly, accurately and in compliance with the Company’s Disclosure and Insider Trading Policy.

Please exercise the highest standard of care in preparing such reports in accordance with these guidelines, including, without limitation, the following:

•	All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

•	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses.

•	The Company’s accounting records must not contain any intentionally false or intentionally misleading entries.

•	No transaction may be intentionally misclassified as to accounts, departments or accounting periods.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No information may be concealed from the internal auditors or the independent auditors (or the Audit Committee or Board of Directors).

•	Compliance with Generally Accepted Accounting Principles and the Company’s system of internal accounting controls is required at all times.

1.4	Compliance with Laws, Rules and Regulations

The Company’s business activities can be subject to complex and changing laws, rules and regulations. It is the Company’s expectation that directors, officers and employees make every reasonable effort to become familiar with laws, rules and regulations affecting their activities and to exert due diligence in complying with these laws, rules and regulations and, to ensure that those individuals reporting to them are also aware of these laws, rules and regulations. Recognition of the public interest must be a permanent commitment of the Company in the conduct of its affairs. The activities of the

Company and all of its employees, acting on its behalf must always be in full compliance with both the letter and spirit of all laws, rules and regulations applicable to our business. Our objective is to restrict willful or negligent violations of these laws, rules and regulations. Furthermore, no director, officer or employee should assist any third party in violating any applicable law, rule or regulation. This principle applies whether or not such assistance is, itself, unlawful. All directors, officers or employees must respect and obey the laws of the cities, states and countries in which we operate and avoid even the appearance of impropriety. When there is a doubt as to the lawfulness of any proposed activity, advice must be sought from your manager, member of management, legal counsel or the CEO.

Violation of applicable laws, rules or regulations may subject the Company, as well as any director, officers or employees involved, to severe adverse consequences, including imposition of injunctions, monetary damages (which could far exceed the value of any gain realized as a result of the violation, and which may be tripled in certain cases), fines and criminal penalties, including imprisonment. In addition, actual or apparent violations of applicable laws, rules and regulations by the Company or its directors, officers or employees can undermine the confidence of the Company’s customers, investors, creditors and bankers, as well as that of the general public. Directors, officers or employees who fail to comply with this Code and applicable laws will be subject to disciplinary measures up to and including termination of employment from the Company.

1.5	Securities Laws and Insider Trading

Do not trade in the Company’s securities if you possess “undisclosed material information”. If you have “undisclosed material information” about a company with which the Company does business that is not known to the investing public, you should not buy or sell securities of that company until after the information has become public.

Information about the Company is “material”:

(a)	if publicly known, results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company’s securities; or

(b)	if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold the Company’s securities.

If you are not sure whether information is “material” or “undisclosed”, consult with the Company’s general counsel, CEO or other member of management for guidance before engaging in any transaction in the Company’s securities.

You are also prohibited from disclosing “undisclosed material information” about the Company to other people, such as relatives or friends, who may trade on the basis of the information. Securities laws also prohibit trades made on the basis of these “tips”. In addition, you should avoid trading in puts and calls relating to the Company’s securities.

For more information on insider trading, you should consult the full text of the Company’s Disclosure Policy and the Insider Trading Policy.

1.6	Fair Dealing

Deal Fairly with the Company’s customers, suppliers and competition.

You must endeavor to deal fairly with shareholders, the Company’s customers, suppliers and competitors and employees, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

2.	INTERNAL COMMUNICATION AND COMPLIANCE WITH THE CODE

Communication of the policies contained in this Code will be made to all applicable directors, officers or employees of the Company who will be required to sign the attached Acknowledgement of Receipt and Understanding upon joining the Company and again on an annual basis thereafter.

2.1	Reports

It is important that each employee comply not only with the letter but, equally importantly, the spirit of these policies. If you believe that one of the Company’s directors, officers or employees is acting in a manner that is not in compliance with this policy, or that you have been requested to so act in such a manner, you should immediately bring this matter to the attention of either management, the CEO, the Chairman of the Board or the Chairman of the Audit Committee. Directors should promptly report violations to the Chair and CEO, or to the relevant committee Chairperson.

In addition to any other avenue available, any individual may report openly, confidentially, or anonymously any that a violation of the Code or any law, rule or regulation has been or is likely to be committed by a director, officer, employee or representative of the Company directly to the Audit Committee. Reports may be made in writing (including by e-mail), by telephone, or in person

In order to encourage uninhibited communication of such matters, such communications will be treated confidentially to the fullest extent possible and no disciplinary or other retaliatory action will be taken against a director, officer or employee who communicates such matters.

If you are not comfortable with any of the above options, you can also call the Company’s Whistleblower Hotline at 1-800-386-1282 (See Northcore’s Whistleblower Policy for more details.)

2.2	Amendments to and Waivers of the Code

Any amendment to or waiver of this Code will be made only by the Board of Directors and notified in writing and will be promptly disclosed as required by law or stock exchange regulation.

2.3	Annual Attestation

All directors, officers and employees of the Company will be required to attest annually to their familiarity with, and adherence to, the principles of this Code.

3.	EFFECTS OF FAILURE TO COMPLY

Any questions regarding this Code or its application should be discussed with the the CEO.

Conduct violative of this Code is expressly outside the director’s, officer’s or employee’s position with the Company or scope of employment. Any director, officer or employee whose conduct violates this Code will be subject to disciplinary action by the Company, including, in the Company’s discretion, discharge and/or forfeiture of any benefits or rights (including contractual rights) which, under applicable law, are forfeitable upon discharge for cause, and to the enforcement of such other remedies as the Company may have under applicable law.

4.	LEGAL NOTICE

This Code serves as a reference to you. The Company reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time. The Company also reserves the right to amend this Code and these policies in its sole discretion, as it deems appropriate. Any amendment to this Code will be disclosed and reported as required by law.

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NORTHCORE TECHNOLOGIES INC.

ACKNOWLEDGEMENT OF RECEIPT AND UNDERSTANDING

OF

CODE OF BUSINESS CONDUCT AND ETHICS

I hereby acknowledge that I have been provided with a copy of the Code of Business Conduct and Ethics (the “Code”) of NORTHCORE TECHNOLOGIES INC. (the “Company”). I further acknowledge that I have read the Code in its entirety, am familiar with it, and that I understand it. I agree to observe the policies and procedures contained in the Code and have been advised that, if I have any questions or concerns relating to such policies or procedures, I should discuss them with my manager, the general counsel or other member of management, or in the case of directors, the Chair of the Board. I understand that failing to abide by the Code of the Company could lead to disciplinary action up to and including termination of employment. I also understand that no one other than the Board of Directors has the authority to waive any provision of the Code and that any waiver must be in writing.

To the best of my knowledge, I am not involved in any situation that conflicts or might appear to conflict with the Code.

My signature below indicates my understanding of the Code of NORTHCORE TECHNOLOGIES INC. and my agreement to abide by the policies and procedures contained therein.

_________________________________ Employee Signature	________________________________ Date

Name:____________________________

Title: ____________________________

Note: All directors, officers and employees must complete this Acknowledgement upon joining the Company and again on an annual basis thereafter.